# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 Per share
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Blvd. Suite 820, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 11/20/2025
Amends the filing with accession number 0001493152-25-017669
Filed by CIK 0002090098
Persons authorized to receive notices and communications: Aleksandr Rubin, 5800 Lagorce Dr, Miami Beach, Florida (FL), 33140, 9173795067

## Reporting persons
- Stockaccess SP Inc. (CIK 0002090098): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 200,000,000; sole dispositive power 0; shared dispositive power 200,000,000; aggregate amount beneficially owned 200,000,000 (9.76% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
- Aleksandr Rubin (CIK 0001877112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 200,000,000; sole dispositive power 0; shared dispositive power 200,000,000; aggregate amount beneficially owned 200,000,000 (9.76% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 Per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Blvd. Suite 820, West Palm Beach, Florida (FL), 33401
Comment: This Amendment No. 1 to the Schedule 13D supplements and amends the Schedule 13D originally filed by Stockacces SP Inc. and Aleksandr Rubin (the "Reporting Persons") with the Securities and Exchange Commission on October 9, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is amended to include the following: On November 20, 2025, Stockaccess entered into a Private Transaction Agreement (the "Transaction Agreement") with a third party, pursuant to which Stockaccess sold 300,000,000 shares of the Issuer's common stock for an aggregate purchase price of $2,400,000 (equivalent to $0.008 per share).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

The number of shares of common stock beneficially owned by the Reporting Persons is 200,000,000, representing 9.76% of the outstanding shares of the Company.

The following disclosure is based on 2,049,621,210 shares of common stock issued and outstanding of the Issuer pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

Mr. Rubin is the sole shareholder of Stockaccess. Mr. Rubin is therefore the ultimate beneficial owner of Stockaccess. Mr. Rubin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Stockaccess:
(i) Sole power to vote or direct the vote: 0;
(ii) Shared power to vote or direct the vote: 200,000,000;
(iii) Sole power to dispose or direct the disposition: 0;
(iv) Shared power to dispose or direct the disposition: 200,000,000.

2. Aleksandr Rubin:
(i) Sole power to vote or direct the vote: 0;
(ii) Shared power to vote or direct the vote: 200,000,000;
(iii) Sole power to dispose or direct the disposition: 0;
(iv) Shared power to dispose or direct the disposition: 200,000,000.

## Signatures
- Stockaccess SP Inc.: /s/ Aleksandr Rubin, Aleksandr Rubin, President (11/24/2025)
- Aleksandr Rubin: /s/ Aleksandr Rubin, Aleksandr Rubin (11/24/2025)